Exhibit 99.1

VEON FILES FORM 20-F FOR YEAR 2017

Amsterdam, 15 March 2018 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 240 million customers, today announces that it has filed its Annual Report on Form 20-F for the year ended 31 December 2017 (the “Form 20-F”) with the U.S. Securities and Exchange Commission at www.sec.gov. The Form 20-F is also available on the Investor Relations section of the company’s website www.veon.com.

Shareholders may request a hard copy of the Form 20-F, including VEON’s complete audited financial statements for the year ended 31 December 2017, free of charge, by contacting VEON’s Investor Relations Department at ir@veon.com.

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with an ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come. For more information visit: http://www.veon.com.

Contact information

Investor Relations
Remco Vergeer
ir@veon.com

Media and Public Relations
Maria Piskunenko
pr@veon.com